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                            June 6, 2022

       Steven Mitcham
       President
       Diligent Capital Holdings, Inc.
       302 Perimeter Center N
       Atlanta, Georgia, 30346

                                                        Re: Diligent Capital
Holdings, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed May 11, 2022
                                                            File No. 000-56439

       Dear Mr. Mitcham:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G Filed May 11, 2022

       Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

   1. Since Messrs. Mitcham and Carvan are the beneficial owners of SX Capital Management
                                                        LLC, please include the
entire 1 million shares of common stock held by SX Capital in the beneficial ownership
for each of the beneficial owners.
       Item 5. Directors and Executive Officers, page 16

   2. Please describe the business experience during the past five years of Messrs. Mitcham and
                                                        Carvan including their
principal occupations and employment during the past five years and the name and
principal business of any corporation or other organization in which the occupations and
employment were carried on. See Item 5 of Form 10 and Item 401(e) of
                                                        Regulation S-K.
 Steven Mitcham
Diligent Capital Holdings, Inc.
June 6, 2022
Page 2
Exhibits

3. We note that the certificate of incorporation attached as an exhibit is for BSX Energy
         Holdings, Inc. Please file the correct certificate or advise. Please also ensure that the disclosure in the Form 10 is consistent with the information included in the certificate, including the number of shares authorized and the authorization of preferred stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNameSteven Mitcham                               Sincerely,
Comapany NameDiligent Capital Holdings, Inc.
                                                               Division of
Corporation Finance
June 6, 2022 Page 2                                            Office of Real
Estate & Construction
FirstName LastName